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                            May 24, 2024

       Troy Ignelzi
       Chief Financial Officer
       Rapport Therapeutics, Inc.
       1325 Boylston Street, Suite 401
       Boston, MA 02215

                                                        Re: Rapport
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 17, 2024
                                                            File No. 333-279486

       Dear Troy Ignelzi:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed May 17, 2024

       Risks Associated With Our Business, page 7

   1. We note your revised disclosure at the bottom of page 29 in response to prior comment 1.
                                                        Please add a new
Summary risk factor bullet point that highlights this specific risk.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Troy Ignelzi
Rapport Therapeutics, Inc.
May 24, 2024
Page 2

       Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameTroy Ignelzi
                                                          Division of
Corporation Finance
Comapany NameRapport Therapeutics, Inc.
                                                          Office of Life
Sciences
May 24, 2024 Page 2
cc:       Justin Platt
FirstName LastName